PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF

CAMFLO INTERNATIONAL INC.

PROXY FOR THE 2004 ANNUAL GENERAL MEETING OF MEMBERS OF CAMFLO INTERNATIONAL INC. TO BE HELD ON Thursday, June 29, 2004 at Suite #1407, 675 W. Hastings Street, Vancouver, BC, V6B 1N2 at 2:00 o’clock in the afternoon (local time).

The undersigned member of CAMFLO INTERNATIONAL INC. (hereinafter called the “Company”) hereby appoints Thomas Doyle, a director and President of the Company, or failing him, Alan Crawford, Secretary of the Company or in place of the foregoing, ___________________________ (Print in the name), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

1.

To appoint the Auditor       For    □    Withhold    □

2.

To authorize the directors to fix Auditor’s remuneration:     For    □     Against    □

3.

To determine the number of directors at four  (4):    For    □    Against    □

4.

(a) To elect as directors all the persons named in 4(b) below:

For     □     Withhold    □

OR

b) To elect as a director

For

Withhold

Thomas Doyle	□	□
Alan Crawford	□	□
Greg Burnett	□	□
Jack McManus	□	□

5.

To approve the Stock Option Plan    For    □    Against    □

6.  To approve, with or without modification, a Special  Resolution as set forth in the Information Circular relating to the approval of the Company’s proposed continuation from the Yukon to the Province of Alberta and the adoption by the Corporation of Articles of Continuance and By-Laws as approved by the Alberta Registrar of Companies in substitution for the existing Articles of Incorporation and By-Laws of the Corporation.

For    □    Against     □

7.  To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matter which may property come before the Meeting.

For     □    Against    □

SIGN HERE:____________________________________

Please print name: _______________________________

Date: __________________________________________

THIS PROXY MUST BE SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED HEREIN TO ACT AS THE MEMBER’S PROXY, THE SHARES REPRESENTED HEREBY SHALL ON ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of the 2004 Annual General Meeting of Members and the accompanying Information Circular dated May 19, 2004.

If this form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this                day of                   , 2004.

                                                                                        Number of Shares Held:

Name (Please Print)

Address

Telephone No.

Facsimile No.

E-Mail Address

Signature

NOTES TO FORM OF PROXY

1.

IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY.  SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2.

This form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3.

This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1,  Fax within North America 1-866-249-7775 Outside North America (416) 263-9524, not less than 48 hours, Saturdays, Sundays, and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.